13010127

S
COMMISSION
)549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden	
hours per response . . . 12.00	

SEC FILE NUMBER
8 - 65361

CM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Access Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Chinea (212) 850-8890
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KG
3/12

OATH OR AFFIRMATION

I, Ben Chinea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Access Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Loyda Eunice Rivera
Notary Public State of New Jersey
NO.2305726 Essex County
Comission Expires November 12, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT ACCESS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

DIRECT ACCESS PARTNERS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Direct Access Partners, LLC

We have audited the accompanying statement of financial condition of Direct Access Partners, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Direct Access Partners, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2013

DIRECT ACCESS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	1,227,786
Restricted cash - security deposit		337,070
Receivables from clearing brokers, including clearing deposits of approximately $2,300,000		3,308,712
Commissions and fees receivable		2,092,216
Due from customers		1,519,781
Property and equipment, net		1,529,553
Due from parent		1,530,556
Other assets		136,605
	$	11,682,279
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	1,533,960
Deferred rent		560,902
Due to customers		2,015,313
Total liabilities		4,110,175
Members' capital		7,572,104
	$	11,682,279

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Direct Access Partners, LLC, a limited liability company, (the "Company") is a New York State company formed in 2002. The Company is a wholly owned subsidiary of Direct Access Group (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC"), the National Futures Association ("NFA"), the New York Stock Exchange ("NYSE") and the Municipal Securities Rulemaking Board ("MSRB").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers deposits in money market accounts to be cash equivalents.

Restricted Cash

Restricted cash consists of a certificate of deposit which collateralizes a standby letter of credit held by the Company's landlord in lieu of a security deposit.

Receivables from Clearing Brokers

Receivables from clearing brokers include three clearing deposits required under the clearing agreements with the brokers aggregating approximately $2,300,000. In addition, one of the clearing agreements requires that the Company maintain at all times a net capital of at least $250,000, and another agreement requires that the Company maintain at all times cash, securities, or a combination of both having a market value of $1,000,000 (inclusive of the clearing deposit).

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Equipment, furniture and fixtures	7 years	Straight-Line
Leasehold improvements	10 years	Straight-Line

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Commission income and related expense are recorded on a settlement date basis. Securities transactions and the related revenues and expenses are also recorded on the settlement date basis. There is no material difference between the settlement date basis and the trade date basis. Unrealized gains and losses on securities transactions are reflected in other income.

Consulting income is recorded (i) as services are provided as it relates to advisory services, (ii) when the transaction is complete and the related fees are fixed and determinable as it relates to transaction services, and (iii) based on the terms of the respective placement agreements, as it relates to placement services. All consulting income is reflected in other income. Investment banking fees are recorded at the time the transaction is completed and the income is reasonably determinable.

Fee revenues consist of management and incentive fees earned through placement agreements. Fee revenues are recognized in accordance with the terms of the respective placement agreements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the members for inclusion in their personal income tax return. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to a 4% New York City unincorporated business tax, of which approximately $15,400 of such tax was incurred during the year ended December 31, 2012, and is included in other expenses in the statement of operations.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

Rent

The lease provides for free-rent periods and/or leasehold improvement allowances which have been amortized on a straight-line basis over the lease term. The difference between the straight-line rent expense and the actual rent payments due are recorded as a deferred rent liability at December 31, 2012.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities and Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

2. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Leasehold improvements	$	1,636,420
Equipment, furniture and fixtures		453,904
Less accumulated depreciation and amortization		(560,771)
	$	1,529,553

Depreciation and amortization expense charged to operations for the year ended December 31, 2012 amounted to approximately $225,000.

3. Due from and due to customers

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreements, the Company uses a portion of the commissions charged to provide these services. Customers that the Company has provided services in excess of commissions charged aggregated approximately $1,520,000 at December 31, 2012; this balance is presented in the statement of financial condition as due from customers. Customers that the Company has received commissions in excess of services provided aggregated approximately $2,015,000 at December 31, 2012; this balance is presented in the statement of financial condition as due to customers.

4. Due from Parent

During the year ended December 31, 2012, the Company made advances to the Parent of approximately $1,530,000, which is included in due from Parent on the statement of financial condition.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2012, the Company's net capital was approximately $1,238,000, which was approximately $791,000 in excess of its minimum requirement of approximately $447,000.

6. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution. At times, the Company's cash balances with this institution exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $250,000. Management monitors the financial condition of the financial institution and does not anticipate any losses from its counterparties.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

9. Commitments

The Company has a non-cancelable operating lease for office space that expires in February 2020.

The Company continued to rent its former office space under a non-cancelable lease agreement which expired in April 2012. In June 2010, the Company entered into a sublease agreement with a subtenant to rent the former office space through April 2012. In accordance with GAAP, the Company recorded a liability for the remaining payments under the lease agreement upon its exit of the former office space in March of 2010.

Rent expense under the agreements above, and other agreements for temporary office space charged to operations for the year ended December 31, 2012 was approximately $604,000 (which is net of sublease income of approximately $27,600).

9. Commitments (continued)

Aggregate future minimum lease payments at December 31, 2012 are approximately as follows:

Year Ending December 31,	
2013	$ 469,000
2014	449,000
2015	483,000
2016	490,000
2017	490,000
Thereafter	1,063,000
	$ 3,444,000

10. Employee benefit plan

The Company maintains a defined contribution profit sharing plan (the "Plan"), for its eligible employees. Contributions to the Plan, if any, are determined by the employer and come out of its current accumulated profits. The Company's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of Section 404 of the Internal Revenue Code. For the year ended December 31, 2012, the Company did not contribute to the Plan.